Mail Stop 3561

November 30, 2006

<u>By Facsimile and U.S. Mail</u>

Melvyn Knigin
President and Chief Executive Officer
Movie Star, Inc.
1115 Broadway
New York, NY 10010

   Re: Movie Star, Inc.
      Form 10-K for Fiscal Year Ended June 30, 2006
      Filed September 27, 2006
      File No. 1-05893

Dear Mr. Knigin:

   We have reviewed your response dated November 13, 2006 to our comment letter dated October 6, 2006 and have the following additional comments.   Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 8. Financial Statements, page 22</u>

<u>Consolidated Statements of Cash Flows, page 27</u>

1. We note your response to comment six in our letter dated October 2, 2006. Please advise or revise these financial statements to present cash flows from the insurance settlement within investing activities. Also revise the discussion of cash flows from operating activities in the liquidity and capital resources section of management's discussion and analysis. Please include the disclosure requirements of paragraphs 36 and 37 of APB No. 20 in your notes and an explanatory note on the cover page of the filing.

Notes to Consolidated Financial Statements, page 29

1. Summary of Significant Accounting Policies, page 29

Segment Reporting, page 32

2. We note your response to comment seven in our letter dated October 2, 2006. Please provide us with samples of the internal financial information available to your chief operating decision maker (CODM) to assist us in our understanding. Such documents may include internal budgets, monthly flash reports, packages prepared for the Board of Directors, and internal financial statements prepared for your top management. We may have further comments.

3. The staff acknowledges there may be similarities between SB&S and Movie Star, Inc. divisions, however; the existence of dissimilar economic characteristics may be enough evidence to warrant reporting multiple segments. All of the criteria in paragraph 17 of SFAS No. 131 must be satisfied in order to report one business segment. Please focus your response on the existence of dissimilar economic characteristics and prescribed quantitative thresholds, as applicable, rather than the similar characteristics outlined in your letter dated November 13, 2006.

4. To the extent that all of the above mentioned criteria are not satisfied, please provide a schedule that lists and quantifies the cost amounts that are not specifically allocated to all divisions, for each of the periods presented. In your response please tell us why any existing profit or loss measures made available to the CODM would not provide your investors with the meaningful information required to be disclosed by SFAS No. 131. In your response please tell us why it is unreasonable to present multiple segments whereby you either present (a) the internally used profit and loss measure with all costs allocated and accompanied by disclosure of the subjectivity of management's estimates and allocation policies for those costs centrally incurred or, (b) present these unallocated costs in an all other category and include an explanation as to why management does not allocate such costs for internal purposes and that it would be impracticable to do so.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief